Exhibit (c)(3)

February 25, 2007

Special Committee of the Board of Directors

The Smith & Wollensky Restaurant Group, Inc.

880 Third Avenue

New York, NY  10022

Gentlemen:

We understand that The Smith & Wollensky Restaurant Group, Inc. (the “Company”) proposes to enter into an agreement and plan of merger (the “Merger Agreement”) with Patina Restaurant Group, LLC (“Patina”) pursuant to which the Company would merge (the “Merger”) with a subsidiary of Patina and each share of the Company’s common stock would be converted into the right to receive $9.25 in cash.  We also understand that Patina proposes to enter into an agreement (the “Divestiture Agreement”) with Alan N. Stillman, the Chairman and Chief Executive Officer of the Company, providing for the divestiture (the “Divestiture”) following completion of the Merger of certain assets of the Company for consideration of $5,304,057 in cash and the assumption of certain liabilities of the Company.

You have asked us whether or not, in our opinion, (i) the proposed cash consideration to be received by the stockholders of the Company pursuant to the Merger is fair to the stockholders of the Company from a financial point of view and (ii) the proposed consideration to be received by the Company pursuant to the Divestiture is fair to the Company from a financial point of view.

In arriving at the opinion set forth below, we have, among other things:

(1)                                  Reviewed the Company’s Annual Reports on Form 10-K and related financial information for the years ended December 31, 2001, December 30, 2002, December 29, 2003, January 3, 2005 and

January 2, 2006, the Company’s Quarterly Reports on Form 10-Q and the related unaudited financial information for the periods ended April 3, 2006, July 3, 2006 and October 2, 2006, and the Company’s current reports on Form 8-K filed during 2005, 2006 and 2007 up to the date hereof;

(2)                                  Reviewed the Company’s Proxy Statement on Schedule 14A for the Company’s Annual Meeting of Stockholders held on May 31, 2006;

(3)                                  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company or publicly available;

(4)                                  Visited the Company and conducted discussions with members of senior management of the Company concerning its business and prospects;

(5)                                  Reviewed the historical market prices and trading activity for the Company’s common stock;

(6)                                  Compared certain financial information for the Company with that of certain publicly traded companies which we deemed to be relevant;

(7)                                  Compared the financial terms of the Merger with those of certain other transactions which we deemed to be relevant;

(8)                                  Reviewed in substantially final form the Merger Agreement, the Voting Agreement proposed to be entered into by certain of the Company’s stockholders in connection with the Merger, and the Divestiture Agreement; and

(9)                                  Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates and good faith judgments of management of the Company of the future financial results and condition of the Company.  Management of the Company has advised us, and we have assumed for purposes of rendering this Opinion, that there has been no adverse change (other than immaterial change), either individually or in the aggregate, in the assets, business, properties, liabilities, financial condition, results or prospects of the Company since October 2, 2006.

In preparing our opinion, with your consent, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company (including the representations and warranties in the Merger Agreement), and we have not assumed any responsibility to independently verify such information.  We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading.  We have not made any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company.  We have also assumed, with your consent, that there are no material liabilities (contingent or otherwise, known or unknown) of the Company other than those that have been set forth in the consolidated financial statements of the Company or have otherwise been disclosed to us by management.  Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.  We assume no responsibility for updating, revising or withdrawing our opinion based on circumstances or events occurring after the date hereof.

This Opinion is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to whether any such stockholder should or should not vote in favor of the Merger or seek to perfect dissenter’s rights in connection with the Merger.  This opinion does not address the relative merits of the Merger or the Divestiture or any other transactions or business strategies discussed by the Special Committee or the Board of Directors of the Company as alternatives to the Merger or the Divestiture or the decision of the Special Committee or the Board of Directors of the Company with respect to the Merger Agreement or the Divestiture Agreement.

TM Capital Corp. is currently acting as financial advisor to the Special Committee in connection with the Merger and the Divestiture and has received a fee in connection with the rendering of this Opinion which is not contingent upon the conclusion reached in the Opinion.  In addition, TM Capital Corp. will receive a fee in connection with the consummation of the Merger.

On the basis of, and subject to the foregoing, we are of the opinion as of the date hereof that (i) the proposed cash consideration to be received by the stockholders of the Company pursuant to the Merger is fair to the Company’s stockholders from a financial point of view and (ii) the proposed consideration to be received by the Company pursuant to the Divestiture is fair to the Company from a financial point of view.

This opinion has been prepared for the information of the Special Committee of the Board of Directors of the Company in connection with the Merger and the Divestiture and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in any filing required to be made with the Securities and Exchange Commission related to the Merger and summarized or described in such filing in a manner reasonably satisfactory to TM Capital Corp.

Very truly yours,

TM Capital Corp.

/s/ James S. Grien
James S. Grien
Managing Director